UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IWT TESORO CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071 N 108

(CUSIP Number)

DCR, LLC

5 WICKS END LAND

WILTON, CT 06897

203-858-9951

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45071 N 108

1.	Names of Reporting Persons DCR, LLC (262382153)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,086,773

	8.	Shared Voting Power 1,217,234(1)

	9.	Sole Dispositive Power 10,086,773

	10.	Shared Dispositive Power 1,217,234(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.4%

14.	Type of Reporting Person (See Instructions) OO(3)

(1)  Henry J. Boucher, Jr., the manager and a 50% owner of DCR is also the Chief Executive Officer and sole Director of IWT Tesoro Corporation.  Of these shares, (i)(A) Mr. Boucher owns 782,350 individually, (B) 49,450 shares held in Mr. Boucher’s self-directed 401(k), and(C) 292,100 shares held as tenants by the entirety with his wife, (ii) 83,334 shares are held jointly by Frank Carr and Theresa Carr, each of whom own 25% of DCR, LLC, and (iii) 10,000 shares are held individually by Mr. Carr.

(2) DCR owns 10,086,773 shares.

(3) DCR, LLC is a Delaware limited liability company.

Item 1.	Security and Issuer

Common Stock, par value $.001 of IWT Tesoro Corporation, whose address is 191 Post Road West, Westport, CT 06880.

On September 6, 2007, the Issuer and two of its subsidiaries filed a voluntary petition for Chapter 11 of the Bankruptcy Code in the Southern District of New York.  The Debtors include IWT Tesoro Corporation and its wholly-owned subsidiaries, International Wholesale Tile, Inc., and American Gres, Inc. (Case Nos. 07-12841, 07-12845, and 07-12848, respectively).  On January 23, 2008, the United States Bankruptcy Court, Southern District of New York signed an Order Authorizing and Approving Sale of Substantially all of the Debtors' Assets and Assumption and Assignment of Certain Non-Residential Real Property Leases and Executory Contracts, Free and Clear of Liens, Claims, and Encumbrances, Subject to the Terms of the Asset Purchase Agreement and Granting Related Relief.   On July 15, 2008 the Court dismissed the cases.  The two debtor subsidiaries are now defunct.

Item 2.	Identity and Background

(a)-(c).    This Schedule 13D is filed by DCR, LLC, a Delaware limited liability company (the “Reporting Person”) whose address is 5 Wicks Lane, Wilton, CT 06897.  Mr. Boucher, the President, sole Director and a Control Shareholder of the Issuer, and is also the manager and a 50% member of DCR.   His address is 5 Wicks End Lane, Wilton, CT 06897.

(d)-(e)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration
DCR used personal funds to acquire the stock.

Item 4.	Purpose of Transaction

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.   The Issuer filed for pursuant to Chapter 11 of the Bankruptcy Code in September 2007.  In January 2008, substantially all of this Issuer’s assets were sold pursuant to a Section 363 sale.  The Reporting Person hopes to effectuate a merger or acquisition so that the Issuer could again become an operating company (either directly or through a subsidiary).

(a)           The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer other than as described in a private offering memorandum currently outstanding, a copy of which Form D has been filed with the Securities and Exchange Commission.

(b)           The Reporting Person is aware that the Issuer may undertake a merger or reorganization, which would result in an extraordinary corporate transaction.   The Issuer’s intent is that it hopes to maximize its stockholders’ equity in the Issuer.

(c)           The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)           The Reporting Person is aware that the Issuer may appoint additional directors in order to be in compliance with federal and state securities and other rules and regulations.

(e)           The Reporting Person is aware of that the Issuer may contemplate a reverse stock split of its outstanding common stock.

(f)            The Reporting Person is aware that because the Issuer currently has no assets or business as a result of its bankruptcy,  the Issuer may explore or consider material changes in the Issuer’s business or corporate structure.

(g)           The Reporting Person is not aware of any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)           The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.   The Reporting Person is aware that the Issuer’s common stock currently trades on the “Pink Sheets.”

(i)            The Reporting Person is aware the Issuer may consider terminating the registration of its common stock to the extent that it can comply with the requirements of Section 12(g)(4) of the Act.

(j)            The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The reporting person has acquired 10,086,773 (43.4%) shares of common stock of IWT Tesoro Corporation.  The reporting person has shared power to vote and dispose of 10,200,0000 shares,  Of these shares, (i)Mr. Boucher owns 1,155,650 shares (4.9%) directly or indirectly (A) owns 782,350 individually(, (B) 49,450 shares held in Mr. Boucher’s self-directed 401(k), and(C) 292,100 shares held as tenants by the entirety with his wife, (ii) 83,334 shares (less than 1%) are held jointly by Frank Carr and Theresa Carr, each of whom own 25% of DCR, LLC, and (iii) 10,000 shares (less than 1%) are held individually by Mr. Carr.  The aggregate percentage of ownership is approximately 41% of the outstanding shares of Tesoro.

(b)  Mr. Boucher’s address is 5 Wicks End Lane, Wilton, CT 06897.

Mr. Carr’s and Ms. Carr’s addresses are 3313 SW 42nd Ave, Palm City, FL 34990

(c)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no applicable contracts, arrangements, understandings or relationships.

Item 7.	Material to be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	August 26, 2008

Signature	DCR, LLC

	By:	/s/ Henry J. Boucher Jr., Manager
Name:	DCR, LLC

	By:	Henry J. Boucher, Jr., Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).